UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transaction period from                      to
Commission file number: 1-11277

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
VALLEY NATIONAL BANK SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
December 31, 2018 and 2017

*	Schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Valley National Bank Savings and Investment Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Valley National Bank Savings and Investment Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan's auditor since 2008.

New York, New York
June 26, 2019

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets:
Investments at fair value:
Mutual funds	$193,597,666	$199,028,912
Common collective trust funds	16,914,558	16,181,244
Valley common stock fund	6,408,048	8,170,777
Valley employer stock match fund	3,286,608	4,453,780
Total investments at fair value	220,206,880	227,834,713
Notes receivable from participants	4,145,356	3,858,070
Other receivables	75,381	76,685
Total assets	224,427,617	231,769,468
Liabilities:
Benefits payable	74,851	76,397
Accrued expenses and other liabilities	77,392	66,293
Total liabilities	152,243	142,690
Net assets available for benefits	$224,275,374	$231,626,778
See accompanying notes to financial statements.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2018	2017
Additions to net assets attributed to:
Contributions:
Employer	$7,179,979	$6,910,219
Employee	14,230,840	13,129,483
Participant rollover	4,359,356	1,435,857
Total contributions	25,770,175	21,475,559
Investment income:
Net (depreciation) appreciation in fair value of investments	(26,707,337)	24,059,184
Dividends and interest	13,339,895	10,885,461
Total investment (loss) income	(13,367,442)	34,944,645
Interest income on notes receivable from participants	202,739	167,421
Total additions	12,605,472	56,587,625
Deductions from net assets attributed to:
Benefits paid to participants	19,945,899	19,523,403
Administrative expenses	10,977	51,062
Total deductions	19,956,876	19,574,465
Net (decrease) increase in net assets available for benefits	(7,351,404)	37,013,160
Net assets available for benefits:
Beginning of year	231,626,778	194,613,618
End of year	$224,275,374	$231,626,778
See accompanying notes to financial statements.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2018 and 2017

(1) Plan Description
The following brief description of the Valley National Bank Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)	General
Valley National Bank (the Bank or the Plan Administrator) maintains the Plan, which is designed to promote savings for retirement. The Plan is a qualified defined contribution retirement plan under Internal Revenue Code (IRC) section 401(k) with an employee stock ownership feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is a participant directed, defined contribution plan and covers all eligible employees of the Bank and its subsidiaries. Through December 31, 2018, full-time and part-time employees were eligible to participate in the Plan after three months of continuous employment and were automatically enrolled in the Plan. Effective January 1, 2019, full-time and part-time employees are eligible to participate in the Plan after two months instead of three months of continuous employment and continue to be automatically enrolled in the Plan. Employees who have completed one year of service over a continuous 12-month period are eligible to receive an employer matching contribution.

(b)	Contributions and Participant Accounts
Participants in the Plan may direct contributions to any of the available investment funds in 0.5% increments from 1% to 100% of eligible compensation, as defined, subject to the annual limit permissible under the IRC, which was $18,500 and $18,000 for 2018 and 2017, respectively. Participants age 50 and over are allowed to make an additional “catch-up” contribution each year subject to limits set by the Internal Revenue Service (IRS) up to $6,000 in both 2018 and 2017. Participants in the Plan may also designate all or a portion of their contributions to the qualified Roth contribution program, as defined by Section 402A (b)(1) of the IRC.
The Plan participants' contributions are automatically increased 1% each year up to 6% (subject to an opt-out provision) for participants who entered into qualified automatic contributions of 3%, as defined by the Plan. This automatic contribution escalation occurs on each anniversary date of the participant's enrollment in the Plan.
The Plan participants' contributions are matched by the Bank in an amount equal to 100% of the first 4% and 50% of the next 2% of each participant’s salary deferred contribution. Catch-up contributions are not matched by the Bank.
Effective January 1, 2017, each employee who was a participant in the CNLBancshares, Inc. (CNL) 401(k) Plan became a participant in the Plan. The vesting period for the Bank’s matching contributions includes the participant’s years of service at CNL prior to its acquisition on December 1, 2015 by Valley National Bancorp (Valley), under the definition of continuous service. In addition, each former CNL employee who became a participant in the Plan could elect one-time special distribution options (as defined by the Plan) for the vested account balance under the CNL 401(k) Plan.
Participant accounts are credited with the participants’ voluntary contribution, an allocation of the Bank’s matching contribution, and plan earnings or losses on such contributions. Allocations are based on the participants' eligible pre-tax earnings or account balances, as defined by the Plan, and payroll voluntary contribution elections. Participants’ contributions and earnings and losses on participant contributions are fully vested at all times. The Bank’s contributions and earnings or losses on Bank contributions made to a participant’s account are vested 100% after two years of service.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2018 and 2017

(c)	Investment Elections
Participants may direct their contributions to the Plan into investment options offered by the Plan, which at December 31, 2018 consisted of 40 mutual funds (including two funds with zero balances), two common collective trust funds and the Valley Common Stock Fund collectively managed by Fidelity Management Trust Company and with records kept by Fidelity Investments Institutional Operations Company, Inc., both affiliates of Fidelity (collectively referred as “Fidelity”). The investment election at enrollment applies to all participant and Bank contributions. A separate election is required for any participant rollover contributions, if applicable. If an investment election is not made at the time of enrollment, the contributions, including Bank matching contributions, are automatically invested in one of the Fidelity Freedom Funds based on the participant’s current age and assumed normal retirement age, as defined by the Plan. Participants may change the voluntary contribution percentage or investment direction at any time.

(d)	Notes Receivable form Participants
Plan participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of the vested portion of the participant’s account balance. Loans used to purchase a primary residence of the participant are required to be repaid within fifteen years. Loans requested for any other reasons are required to be repaid within five years. The Plan also has participant loans resulting from various acquisitions by the Bank whereby participants in prior plans had loans transferred into the Plan with terms and conditions of prior plans. Repayments of participant loans are generally made through payroll deductions and are immediately allocated to the appropriate investment funds based on the participant’s current investment elections. The loans may also be repaid in full at any time. The interest rates on participant loans ranged from 3.25% to 8.50% at both December 31, 2018 and 2017.

(e)	Withdrawals
During employment, Plan participants are allowed to withdraw all or a portion of their vested account balance provided they attained the age of 59 ½ or they qualify for a financial hardship. Financial hardship withdrawals made during 2018 and 2017 prohibited the participant from making contributions to the Plan for a six month period. Effective January 1, 2019, the Plan was amended to remove the six months contribution suspension following a hardship withdrawal. All of the suspended contributions as of December 31, 2018, including catch-up and matching contributions, were automatically resumed based on a participant's current elections.

(f)	Forfeitures
Forfeitures arise from the termination of employment of participants who are not fully vested in employer's matching contribution. A participant’s contributions plus actual earnings thereon are fully vested and non-forfeitable at all times. Forfeited amounts may be used to reduce future Bank matching contributions. Forfeitures that were used to reduce Bank contributions totaled $68,257 and $117,728 for the years ended December 31, 2018 and 2017, respectively.

(g)	Payments of Benefits
The Plan provides for payment of benefits of vested amounts upon termination of employment, death, disability or retirement. Upon termination of service, if a participant’s vested account balance does not exceed $1,000, the vested value is distributed in the form of a lump-sum payment. If the vested account balance exceeds $1,000, the participant may request a lump-sum payment, otherwise the distribution is deferred until the participant attains age 70 ½ as set forth in the Plan. Upon a participant’s death, the entire vested account balance is distributed to the participant’s beneficiary in the form of a lump-sum payment.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2018 and 2017

(h)	Plan Termination
Although the Bank has not expressed any intent to terminate the Plan, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of its Board of Directors subject to the provisions set forth in ERISA. In the event of a Plan termination, all participants of the Plan would become fully vested in their accounts to which all contributions, expenses, and investment gains and losses are allocated.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.
Purchases and sales of securities are recorded on a trade-date basis, with the exception of the Valley common stock fund and Valley employer stock match fund, in which sales are recorded on settlement date. At December 31, 2018 and 2017, the effect on the financial statements related to recording sale transactions on a settlement date basis was immaterial. Net appreciation (depreciation) in the fair value of investments includes the Plan's realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year.

(d)	Notes Receivable from Participants
Participant notes receivable are carried at amortized cost (i.e., unpaid principal balance plus any accrued, but unpaid interest).

(e)	Administrative Expenses
Expenses incurred by the Plan are paid directly by the Plan or by the Bank on the behalf of the Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in the net appreciation or depreciation in fair value of investments.

(f)	Benefits Payments
Benefits are recorded when paid, except for Valley common stock fund and Valley employer stock match fund, which are recorded when the distribution request is submitted by the participant.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2018 and 2017

(3)	Fair Value Measurements
U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
The three levels of the fair value hierarchy are described below:

Level 1
Unadjusted exchange quoted prices in active markets for identical assets or liabilities, or identical liabilities traded as assets that the reporting entity has the ability to access at the measurement date.

Level 2
Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly (i.e., quoted prices on similar assets), for substantially the full term of the asset or liability.

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following tables present the Plan’s investments measured at fair value on a recurring basis by level within the fair value hierarchy at December 31, 2018 and 2017.

		Fair Value Measurements at Reporting Date Using:
	December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Mutual funds	$193,597,666	$193,597,666	$—	$—
Common collective trust funds	16,914,558	—	16,914,558	—
Valley common stock fund	6,408,048	6,408,048	—	—
Valley employer stock match fund	3,286,608	3,286,608	—	—
Total investments at fair value	$220,206,880	$203,292,322	$16,914,558	$—

		Fair Value Measurements at Reporting Date Using:
	December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Mutual funds	$199,028,912	$199,028,912	$—	$—
Common collective trust funds	16,181,244	—	16,181,244	—
Valley common stock fund	8,170,777	8,170,777	—	—
Valley employer stock match fund	4,453,780	4,453,780	—	—
Total investments at fair value	$227,834,713	$211,653,469	$16,181,244	$—

The following is a description of the valuation methodologies used for assets measured at fair value. There were no transfers between any levels for the years ended December 31, 2018 and 2017.

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2018 and 2017

Mutual funds. Mutual funds are measured based on exchange quoted prices available in active markets (Level 1 inputs).
Common collective trust funds. The fair value of the common collective trust funds is measured at net asset value (NAV) reported by the sponsor of the fund. The Plan’s investment in the common collective trust funds is calculated by applying the Plan’s ownership interest to the total reported NAV of the MIP at the end of the reporting period. The Fidelity Managed Income Portfolio (the MIP) primarily consist of fixed income securities and asset-backed securities, synthetic guaranteed investment contracts (wrap contracts) issued by insurance companies and other financial institutions. The fair values of fixed income securities and asset-backed securities are based on the values of the underlying debt securities, which are estimated using quoted prices on similar assets (Level 2 inputs). The wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, the appropriate discount rate, and the duration of the underlying portfolio securities.
Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the common collective trust, Fidelity reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.
The Loomis Sayles Core Plus Fixed Income Trust Class C primarily consist of domestic and foreign bonds and notes measured at fair value using quoted prices on similar assets (Level 2 inputs).
Valley common stock fund. Valley common stock fund is a unitized fund, which consists of the Bank common stock and cash that provide liquidity for trading. The common stock is measured using the exchange quoted price of Valley National Bancorp common stock in active markets and the cash is valued at cost, which approximates fair value.  (Level 1 inputs).
Valley employer stock match fund. Valley employer stock match fund is measured using the exchange quoted price of Valley National Bancorp common stock in active markets (Level 1 inputs).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(4)	Valley Employer Stock Match Fund
The Valley employer stock match fund (the Fund) wholly consists of Valley National Bancorp common shares resulting from an employee stock ownership plan assumed in a bank acquisition during 1998 and merged into the Plan in 1999. All the common shares were allocated to the Plan participants prior to the year ended December 31, 2014. The Fund is not a current investment option; therefore its activity is limited to withdrawals, interest and dividend income, and appreciation or depreciation in the common stock held.

(5)	Federal Income Tax Status
The Plan has received a determination letter from the IRS dated March 24, 2014 stating that the Plan and underlying trust is qualified under Section 401(a) of the IRC, and therefore is exempt from federal taxes. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Bank believes that the Plan currently is designed and is operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2018 and 2017

recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

(6)	Related-Party Transactions
Plan’s investments include shares of mutual funds managed by Fidelity, the trustee and the record keeper of the Plan and, therefore, related share transactions qualify as party-in-interest transactions. Expenses incurred by the funds, including investment management fees paid to the advisor of those funds, are paid through the funds themselves and are reflected in the net asset value of the funds and the net appreciation or depreciation in fair value of investments.
Certain costs of administrative services rendered on behalf of the Plan, that generally include accounting, tax, legal, audit and other administrative support, were provided by the Bank for which no fees were charged.
The Plan also invests in common stock of the Valley National Bancorp. Valley National Bancorp paid cash dividends on its common stock equal to $0.44 per share for both the years ended December 31, 2018 and 2017.

(7)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
The Plan’s exposure to a concentration credit risk is limited by the participant-directed diversification of their contributions into various investment elections. Additionally, the underlying investments within each participant-directed fund are further diversified into various financial instruments, with the exception of investments in Valley National Bancorp common stock, which is held in the Valley common stock fund and Valley employer stock match fund. Plan Participants exclusively bear the risks of any potential losses that are incurred as a result of their participant-directed investment elections.

(8)	Subsequent Event
On January 2, 2019, the USAmeriBank 401(k) Plan ("USAB Plan") was merged into the Plan. The USAB Plan assets totaling $23,525,761 and $703,621 of notes receivable from participants were transferred into the Plan. The merger was not considered a plan termination, therefore the participants did not become 100% vested in their accounts. Effective January 1, 2019, each employee who was a participant in the USAB Plan became a participant in the Plan. The participant's elected contribution percentage is equal to the contribution percentage in place under the USAB Plan on December 31, 2018. The vesting period for the Bank’s matching contributions includes the participant’s years of service at USAB prior to its acquisition on January 1, 2018 by Valley, under the definition of continuous service.

Supplemental Schedule

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) December 31, 2018

Notes	Description of investment	Number of shares or units	Cost	Current value
	Mutual funds:
(2) (4)	Fidelity Worldwide Fund	204,678	(1)	$4,730,106
(2) (4)	Fidelity Growth Company K Fund	2,118,927	(1)	33,966,392
(2) (4)	Fidelity Balanced K Fund	612,243	(1)	12,642,825
(2) (4)	Fidelity Low-Priced Stock K Fund	97,509	(1)	4,226,053
(2) (4)	Fidelity Diversified International K Fund	101,490	(1)	3,205,046
(2) (4)	Fidelity Dividend Growth K Fund	137,319	(1)	3,471,432
(2) (4)	Fidelity Freedom Income K Fund	66,101	(1)	725,127
(2) (4)	Fidelity Freedom 2005 K Fund	10,061	(1)	116,508
(2) (4)	Fidelity Freedom 2010 K Fund	92,872	(1)	1,341,071
(2) (4)	Fidelity Freedom 2015 K Fund	357,685	(1)	4,227,840
(2) (4)	Fidelity Freedom 2020 K Fund	985,631	(1)	14,439,488
(2) (4)	Fidelity Freedom 2025 K Fund	1,232,536	(1)	15,690,184
(2) (4)	Fidelity Freedom 2030 K Fund	768,861	(1)	12,040,363
(2) (4)	Fidelity Freedom 2035 K Fund	660,449	(1)	8,572,627
(2) (4)	Fidelity Freedom 2040 K Fund	570,133	(1)	5,154,006
(2) (4)	Fidelity Freedom 2045 K Fund	474,702	(1)	4,865,694
(2) (4)	Fidelity Freedom 2050 K Fund	422,625	(1)	4,361,493
(2) (4)	Fidelity Freedom 2055 K Fund	172,046	(1)	2,019,820
(2) (4)	Fidelity Freedom 2060 K Fund	52,814	(1)	556,663
(2) (4)	Fidelity Limited Term Government Fund	186,801	(1)	1,839,992
(2) (4)	Fidelity Spartan 500 Index Fund	233,875	(1)	20,370,517
(2) (4)	Fidelity Spartan Extended Market Index Fund	70,153	(1)	3,726,553
	Vanguard Total International Stock Fund	47,935	(1)	1,216,117
	Vanguard Target Return Income	38,376	(1)	489,295
	Vanguard Target Return 2015	35,746	(1)	495,441
	Vanguard Target Return 2020	73,343	(1)	2,099,821
	Vanguard Target Return 2025	62,971	(1)	1,071,134
	Vanguard Target Return 2030	47,595	(1)	1,466,872
	Vanguard Target Return 2035	33,818	(1)	636,458
	Vanguard Target Return 2040	23,537	(1)	760,479
	Vanguard Target Return 2045	12,508	(1)	252,786
	Vanguard Target Return 2050	9,530	(1)	309,927
	Vanguard Target Return 2055	6,005	(1)	211,961
	Vanguard Target Return 2060	3,581	(1)	111,605
	American Funds Growth Fund of America Class R6	165,258	(1)	7,064,766
	Oakmark Equity and Income	31,341	(1)	842,139
	Fed UST Cash Reserve	10,008,619	(1)	10,008,619
	T. Rowe Price Equity Income	156,369	(1)	4,270,446
	Total mutual funds			193,597,666
	Common collective trust funds:
(2) (4)	Fidelity Managed Income Portfolio	5,726,986	(1)	5,726,986
	Loomis Sayles Core Plus Fixed Income Trust Class C	780,710	(1)	11,187,572
	Total common collective trust funds			16,914,558

Notes	Description of investment	Number of shares or units	Cost	Current value
(4)	Valley common stock fund:
(2) (3)	Valley common stock	693,168	(1)	6,155,332
(2)	Interest bearing cash	252,716	(1)	252,716
	Total Valley common stock fund			6,408,048
(4)	Valley employer stock match fund
(2) (3)	Valley common stock	370,114	(1)	3,286,608
(2) (5)	Notes receivable from participants
	(Include 689 loans with interest rates ranging from 3.25% to 8.50% and maturity dates ranging from January 7, 2019 to December 17, 2032)	N/A	—	4,145,356
	Total assets held at December 31, 2018			$224,352,236

(1)	Not required for participant-directed investments.

(2)	Party-in-interest – as defined by ERISA.

(3)	Share amounts reflect all prior common stock dividends and splits.

(4)	Assets managed by Fidelity.

(5)	Measured at unpaid principal plus accrued but unpaid interest.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALLEY NATIONAL BANK SAVINGS AND INVESTMENT PLAN

By: /s/ Alan D. Eskow
Alan D. Eskow
Senior Executive Vice President and Chief Financial Officer
on behalf of the Plan Administrator
Date: June 26, 2019

EXHIBIT INDEX

The following exhibit is filed as a part of this Annual Report on Form 11-K:

Exhibit Number	Description of the Exhibit
23.1	Consent of Independent Registered Public Accounting Firm